

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2012

<u>Via Email</u>
Louis T. Hsieh
President and Chief Financial Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street, Haidian District
Beijing 100080
People's Republic of China

>   **Re: New Oriental Education & Technology Group Inc.**
>   **Form 20-F for Fiscal Year Ended May 31, 2011**
>   **Filed October 14, 2011**
>   **File No. 001-32993**

Dear Mr. Hsieh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, revised disclosures or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 5</u>

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Risks Related to Our Corporate Structure, page 13

2.   In future filings, please revise your Risk Factors section, and other sections as appropriate, to disclose whether your equity pledge agreements are properly registered with the PRC authorities. If any of your equity pledge agreements are not registered or registration is pending please describe the circumstances and describe the risk this may pose to your business. Additionally, please revise to discuss whether the equity pledge agreement is an agreement collateralizing the security interest, effective if registered, or an indicator of control for consolidation purposes.

Risks Related to Doing Business in China, page 17

3.   In future filings, please revise this Risk Factor section to include discussion of the risks associated with land use rights, land ownership and leasing obligations in China. We note that your business relies on brick-and-mortar facilities, as well as providing online services.

Financial Statements

Item 5. Operating and Financial Review and Prospects, page 44

Critical Accounting Policies, page 54

4.   We note that your variable interest entity constitutes substantially all of your consolidated operations. In the note disclosures to your financial statements, you state that you consolidate New Oriental Education and its subsidiaries because you believe that you are the primary beneficiary of the VIE. It appears that the assumptions upon which you made this determination require significant judgment and are very important to the portrayal of your financial position and results of operations. In future filings, please revise to disclose information about this critical accounting policy or tell us why you do not think it is necessary.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page 9

The VIE Arrangements, page 15

5.   We note from your disclosures that you believe the contractual agreements between the WFOEs and New Oriental China provide the WFOEs with effective control over New Oriental China. In future filings, please expand your accounting policy to describe the significant judgments and assumptions made in determining that the WFOEs are the Primary Beneficiaries of the New Oriental China, requiring consolidation. Your

disclosure should focus on the key activities of the affiliated consolidated entities that the WOFE is responsible for, which demonstrates power to direct the significant activities of affiliated consolidated entities.

6. In future filings, please revise to disclose the following information or tell us why you are not required to do so :

    *   the lack of recourse if creditors (or beneficial interest holders) of the VIE have no recourse to the general credit of you as the primary beneficiary (ASC 810-10-50-3(c)); and

    *   the terms of any arrangements, giving consideration to both explicit arrangements and implicit variable interests that could require you to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to the VIE, including events or circumstances that could expose the reporting entity to a loss (ASC 810-10-50-3(d)).

7. Please tell us how you complied with ASC 810-10-50-5A(c), which requires you to disclose if you have provided financial or other support (explicitly or implicitly) during the periods presented to the variable interest entity, including its subsidiaries, that you were not previously contractually required to provide or whether you intend to provide that support.

Note 5. Short-Term Investments, page 36

8. We note that you purchased short-term investments in the amount of $139.9 million in fiscal 2011. In future filings, please revise to disclose the nature of the fixed income financial products purchased from Chinese banks and trusts and provide the disclosures required by ASC 320-10-50-5, including but not limited to the following:

    *   Amortized cost basis;
    *   Aggregate fair value;
    *   Gross unrecognized holding gains;
    *   Gross unrecognized holding losses;
    *   Net carrying amount; and
    *   Total other-than-temporary impairment recognized in accumulated other comprehensive income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine B. Adams, Staff Accountant, at 202-551-3363 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Paul Fischer, Attorney-Advisor, at 202-551-3415 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via Email
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP